Exhibit 4.35

English Translation

SUPPLEMENTAL AGREEMENT (II)

TO

INVESTMENT AGREEMENT

July 22, 2011

This Supplemental Agreement (I) to the Investment Agreement (“This Supplemental Agreement (II)”) is made on July 22, 2011:

BY and AMONG:

Noah Educational Technology (Shenzhen) Co., Ltd. (“Noah”)

Registered Address: B1002, Tian’an Cyber Park Building, Chegong Temple, Futian District, Shenzhen

Legal Representative: Dong Xu

Li Cao with ID card number: 33010619701120006X

Residence: Room 502, Block 6, Green Town, Jiaxing City

Zhengan Chen with ID card number: 330425194511120025

Residence: Room 102, Block 23, Qingfeng Zone, Wutong Street, Tongxiang City, Zhejiang Province

Rongda Liu with the number of Mainland Travel Permit for Taiwan Residents/ Passport: 02508398

Residence: 3/F, No. 5, Alley 6, Lane 329, Section 1, Dunhua South Road, Taipei City, Taiwan Provice

Shanghai Yuanbo Education Information and Consulting Corporation Ltd. (“Yuanbo Education”)

Residence: Room 2034, Block 1, Meiyu Road, Nanxiang Town, Jiading District, Shanghai City

Legal Representative: Li Cao

Noah, Li Cao, Zhengan Chen, Rongda Liu, and Yuanbo Education are collectively referred to as the “Parties”.

Unless otherwise stated herein, the terms and abbreviations used in this Supplemental Agreement shall have the same meaning as those defined in the Investment Agreement dated April 13, 2011 between Noah, Li Cao, Rongda Liu, and Yuanbo Education.

WHEREAS:

1.	Noah, Li Cao, Rongda Liu, and Yuanbo Education the Investment Agreement (the “Investment Agreement”) on April 13, 2011 which specifies that Noah will cooperate with the Original Shareholders, and it will accept the transfer of certain equity interest of Yuanbo Education from the Original Shareholders (the “Designated Party”) and increase the capital of Yuanbo Education pursuant to the terms and conditions of the Investment Agreement and all exhibits thereto.

2.	Noah, Li Cao, Rongda Liu, Yuanbo Education, and Zhengan Chen signed the Supplemental Agreement (I) to the Investment Agreement (the “Supplemental Agreement (I)”) on May 18, 2011 to make additional clauses with respect to the matters that Rongda Liu will hold its equity interest in Yuanbo Education and implement or perform some of his obligations under the Investment Agreement through Zheng’an Chen, his representative for holding equity interest.

3.	Ningbo City Yinzhou District Zonggong Temple Qing An Little Oxford Kindergarten is unable to form a part of Yuanbo Education due to some external reasons. The parties agree to make an adjustment to the scope of the early childhood educational institutions under Yuanbo Education and to change the Capital Increase Amount and the Equity Transfer Price accordingly.

NOW, THEREFORE, the parties hereto have, after friendly consultation, agreed to make further amendments and supplemental changes to the provisions in the Supplemental Agreement (I) based on the principles of equality and mutual benefits, and in accordance with the relevant laws and regulations of the People’s Republic of China.

Article 1	Article 1.1 of the Investment Agreement shall be revised as follows::

For the purpose of this Agreement, the Original Shareholders intend to transfer their 67.2% equity interest in Yuanbo Education to Noah at a price not less than the original cost of their capital contributions after the execution of this Agreement.

Noah agrees to accept the transfer of 67.2% equity interest of Yuanbo Education from the Original Shareholders at a price of RMB48.59 million (the “Equity Transfer Price”) pursuant to the requirements of this Agreement and the related exhibits hereto.

Simultaneously with the acceptance by Noah of the transfer of 67.2% equity interest of Yuanbo Education from the Original Shareholders as mentioned above, Noah agrees to subscribe the increased portion of equity interest of Yuanbo Education at a price of RMB46.276 million (the “Capital Increase Amount”) pursuant to the requirements of this Agreement and the related exhibits hereto. Of the Capital Increase Amount, RMB8.96 million will be used as the increased registered capital of Yuanbo Education and 37.316 million will be used as its increased capital reserve.

Following the completion of equity transfer and capital increase (the “Equity Transfer and Capital Increase”) as described in this Article 1.1, Yuanbo Education will have a registered capital of RMB22.96 million, and the capital contributions made by all shareholders towards the registered capital of Yuanbo Education and their respective equity ratios are changed as follows:

Shareholder	Current Equity Ratio	Equity Ratio Prior to the Equity Transfer and Capital Increase	Equity Ratio After the Completion of Change of Registration in Respect of the Equity Transfer and Capital Increase with the Administration for Industry and Commerce	Capital Contributions Ultimately Subscribed by the Parties towards the Registered Capital (RMB/Ten Thousand)
Noah	0%	0%	80%	1,836.8
Li Cao	90%	45%	10%	229.6
Zhengan Chen (through Zhengan Chen, his representative for holding equity interest)	10%	0%	0%	0
Rongda Liu	0%	55%	10%	229.6
Total	100%	100%	100%	2,296

If the Equity Transfer and Capital Increase is required by the department in charge of industrial and commercial administration to be dealt with separately, then the Equity Transfer shall be proceeded first with the Capital Increase to follow, and the capital contributions made by all shareholders towards the registered capital of Yuanbo Education and their respective equity ratios are changed as follows:

Shareholder	Current Equity Ratio	Equity Ratio as of the Completion of Change of Registration in Respect of the Equity Transfer with Administration Industry and Commerce	Equity Ratio After the Completion of Change of Registration in Respect of the Capital Increase with the Industry and Commerce	Capital Contributions Ultimately Subscribed by the Parties towards the Registered Capital (RMB/Ten Thousand)
Noah	0%	67.2%	80%	1,836.8
Li Cao	90%	16.4%	10%	229.6
Zhengan Chen (through Zhengan Chen, his representative for holding equity interest)	10%	0%	0%	0
Rongda Liu	0%	16.4%	10%	229.6
Total	100%	100%	100%	2,296

Article 2	Parts of Article 2 of the Investment Agreement shall be revised as follows:

I. Article 2.1 shall be revised as follows:

Payment of the Equity Transfer Price. The parties agree that the Equity Transfer Price of RMB48.59 million required to be paid by Noah to the Original Shareholders pursuant to this Agreement and its exhibits will be settled in two installments: Noah shall pay by installments the first installment of the Equity Transfer Price, which amounts to RMB48.59 million, to the payment account designated by the Original Shareholders subject to the satisfaction of the conditions precedent for the Equity Transfer and Capital Increase as stipulated in Article 3 hereof and according to the ratio of their equity interests to be transferred and on the terms set forth below, and shall also send the evidence in connection therewith to the Original Shareholders:

(1) Noah shall pay the amount of RMB4 million within 5 business days after the execution of this Agreement.

(2) The Original Shareholders shall make an application to the department in charge of industrial and commercial administration at the place in which Yuanbo Education is incorporated in respect of the transfer of Yuanbo Education’s 67.2% Equity Interest to Noah and the Capital Increase and also obtain the return slip for accepting such application. Noah shall pay the amount of RMB20 million within 5 business days after the Original Shareholders provide it with all the documents mentioned above.

(3) Yuanbo Education shall have renewed its business license for an enterprise as a legal person and obtained the notice for approval of change issued by the department in charge of industrial and commercial administration in respect of the transfer of Yuanbo Education’s 67.2% Equity Interest to Noah and the Capital Increase. Noah shall pay the amount of RMB9.59 million within 5 business days after the Original Shareholders provide it with all the documents mentioned above. Up to this stage, Noah shall have fully settled all of the first installment of the Equity Transfer Price.

After an adjustment is made pursuant to the valuation adjustment clause in Article 2.2 hereof, Noah shall, within 10 business days after the issue of the audit report of Yuanbo Education for each of the financial years of 2012 and 2013 (as defined in Article 2.2 hereof), pay the second installment of the Equity Transfer Price (RMB15 million) to the payment account designated by the Original Shareholders according to the ratio of their equity interests to be transferred, and shall also send the evidence in connection therewith to the Original Shareholders.

II. Article 2.2 shall be revised as follows:

2.2 The second installment of the Equity Transfer Price, which amounts to RMB15 million, will be adjusted subject to the change of the financial indicator of Yuanbo Education (i.e. EBITDA, which is defined as “earnings before interest, taxes, depreciation and amortization” and is the short form being used herein; the formula for calculation thereof is as follows: EBITDA = Net profit + Income Tax + Depreciation for Fixed Assets + Amortization of Intangible Assets + Amortization of Long-term Deferred Expenses + Cash Paid for Repayment of Interest) for 24 months during the period from July 1, 2011 to June 30, 2013, and shall be paid in 2 installments in each of the two financial years. The valuation adjustment amount for the first financial year of the Valuation Adjustment Period (“2012 Financial Year”, which runs from July 1, 2011 to June 30, 2012), shall be RMB75 million whereas the valuation adjustment amount for the second financial year of the Valuation Adjustment Period (“2013 Financial year”, which runs from July 1, 2012 to June 30, 2013) shall be RMB75 million.

The first payment in the second installment of the Equity Transfer Price shall be adjusted in the following manner: based on the expected value of EBITDA (i.e. 7.5 million) for the period from July 1, 2010 to June 30, 2011 (“2011 Financial Year”), if the annual increase of EBITDA of Yuanbo Education for 2012 Financial Year (“2012 Annual Increase of EBITDA”, which shall be calculated under the PRC accounting standards and must be audited and confirmed by the accounting firm appointed by Noah that has the qualification to conduct audits for listing purposes, same as below) is less than 25% (including this figure) or 9.375 million, the first payment of RMB7.5 million that is payable in the second installment of the Equity Transfer Price shall be deducted in full and Noah shall be under no obligation to make any payment; if 2012 Annual Increase of EBITDA ranges from 25% to 50% (both figures exclusive) or 9.375 million to 11.25 million, the actual amount payable of the first payment in the second installment of the Equity Transfer Price = RMB7.5 million x (2012 Annual Increase of EBITDA – 25%) ÷ 25%; if 2012 Annual Increase of EBITDA equals to or exceed 50% or 11.25 million, the actual amount payable of the first payment in the second installment of the Equity Transfer Price = RMB7.5 million + bonus. The formula for calculation of the bonus: Bonus = (2012 Annual Increase of EBITDA – 50%) x Net Profit After Taxation of Yuanbo Education for 2012 x 25%.

The second payment in the second installment of the Equity Transfer Price shall be adjusted in the following manner: based on the expected value of EBITDA (i.e 11.25 million) for 2012 Financial Year, if the annual increase of EBITDA of Yuanbo Education for 2013 Financial Year (“2013 Annual Increase of EBITDA”, which shall be calculated under the PRC accounting standards and must be audited and confirmed by the accounting firm appointed by Noah that has the qualification to conduct audits for listing purposes, same as below) is less than 25% (including this figure) or 14.0625 million, the second payment of RMB7.5 million that is payable in the second installment of the Equity Transfer Price shall be deducted in full and Noah shall be under no obligation to make any payment; if 2013 Annual Increase of EBITDA ranges from 25% to 50% (both figures exclusive) or 14.0625 million to 16.875 million, the actual amount payable of the second payment in the second installment of the Equity Transfer Price = RMB7.5 million x (2013 Annual Increase of EBITDA – 25%) ÷ 25%; if 2013 Annual Increase of EBITDA equals to or exceed 50% or 16.875 million, the actual amount payable of the second payment in the second installment of the Equity Transfer Price = RMB75 million + bonus. The formula for calculation of the bonus: Bonus = (2013 Annual Increase of EBITDA – 50%) x Net Profit After Taxation of Yuanbo Education for 2013 x 25%.

The bonus described above shall be paid in the manner as follows: Yuanbo Education shall first set aside a fund, the amount of which is equivalent to the amount of bonus, from its distributable profits after taxation in the year when such arrangement is made for distribution to the Original Shareholders, and any distributable profits remaining after such distribution shall be shared by all shareholders according to their contributions to the registered capital of Yuanbo Education.

Article 3	Adjust Exhibit 2—the scope of the early childhood education institutions under Yuanbo Education

The Parties have agreed that Ningbo City Yinzhou District Zhonggong Temple Qing An Little Oxford Kindergarten is no longer included as part of the early childhood education institutions under Yuanbo Education, and have further agreed that Exhibit 2 shall be revised as follows:

No.	Full Name of Yuanbo Education and the Educational Institutions	Abbreviated Name	Valuation Amount	Name and Position of Key Personnel
1	Shanghai Yuanbo Education Information and Consulting Corporation Ltd.	Yuanbo Education

1	Jiaxing Qing An Kindergarten	Jiaxing Qing An

2	Wuxi City Binhu District Qing An Little Cambridge Kindergarten	Wuxi Little Cambridge

3	Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten	Qing An Little Cambridge

4	Jiaxing Qing An Xiu Cheng Kindergarten	Qing An Xiu Cheng

5	Jiaxing Qing An Little Harvard Kindergarten	Qing An Little Harvard

6	Shaoxing City Yuecheng District Victoria Kindergarten	Yuecheng Victoria

7	Haining City Qing An Kindergarten	Haining Qing An

8	Shanghai Jinshan District Private-Run Little Harvard Kindergarten	Jinshan Little Harvard

9	Jiaxing City Xiuzhou Experimental Kindergarten	Jiaxing Xiuzhou

10	Deqing County Green-City Qing An Kindergarten	Deqing Qing An

11	Haiyan County Qing An Yijia Garden Kindergarten	Haiyan Qing An

12	Tongxiang City Qing An Happy Kids Kindergarten	Tongxiang Happy Kids

13	Wuxi City Binhu District Qinxin Experimental Kindergarten	Wuxi Qinxin

14	Tongxiang City Huali Kindergarten	Tongxiang Hauli

15	Tongxiang City Qing An Little Oxford Kindergarten	Tongxiang Little Oxford

Remarks	Housing Ownership Certificate No.: Jia, Property Right Certificate No.: He Zi No.00118413	Qing An Headquarter’s property	Not within the scope of this transaction

Article 4	Part of Article 4 shall be revised as follows:

I. Article 2.4 shall be revised as follows:

entity incorporated and validly existing under applicable laws. Yuanbo Education and any early childhood educational institutions under it have fully paid their respective registered capitals or start-up capital according to the payment schedule set out in their respective articles of association, approval documents, business licenses, Registration Certificate of Private Non-Enterprise Entities (Legal Person) and Permit for Operation of Schools for Privately-run Schools (the “Incorporation Documents”), which is in compliance with the requirements of the PRC laws. There is no registered capital or start-up capital that has not been paid or delayed in payment, and there is no registered capital or start-up capital that has been taken away. All the Incorporation Documents of Yuanbo Education and any early childhood educational institutions under it have been legally and validly approved or registered (if required), and are valid and enforceable under the laws of the PRC. The business scopes of Yuanbo Education and any early childhood educational institutions under it as set forth in the Incorporation Documents are met with the PRC legal requirements. The production and business operation of Yuanbo Education and any early childhood educational institutions under it are in compliance with the laws of the PRC. All certificates, licenses and permits required for the production and business operation of Yuanbo Education and any early childhood educational institutions under it under the laws of the PRC have been applied for and obtained according to laws; The early childhood educational institutions under Yuanbo Education, which include: Jiaxing Qing An Kindergarten, Wuxi City Binhu District Qing An Little Cambridge Kindergarten, Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten, Jiaxing Qing An Xiu Cheng Kindergarten, Jiaxing Qing An Little Harvard Kindergarten, Shaoxing City Yuecheng District Victoria Kindergarten, Haining City Qing An Kindergarten, Shanghai Jinshan District Private-Run Little Harvard Kindergarten, Jiaxing City Xiuzhou Experimental Kindergarten, Deqing County Green-City Qing An Kindergarten, Haiyan County Qing An Yijia Garden Kindergarten, Tongxiang City Qing An Happy Kids Kindergarten, Wuxi City Binhu District Qinxin Experimental Kindergarten, Tongxiang City Huali Kindergarten, Tongxiang City Qing An Little Oxford Kindergarten (collectively referred to as the “Educational Institutions”), have carried out (including without limitation) all registration formalities with national and local civil affairs bureaux and education bureaux of the PRC, as well as other relevant administrative departments in respect of their investment and operation. All approvals or permits in relation thereto have been obtained according to laws; Yuanbo Education and the Educational Institutions have completed their respective registration formalities with the relevant administrative department in respect of their cooperation with offshore organizations that is necessary for their business operation. All approvals or permits in relation thereto have also been obtained according to laws (if applicable). Moreover, all of the above permits, approvals or registration are validly existing. Yuanbo Education and the Educational Institutions have passed an annual inspection conducted by the relevant body authorized by the government with respect to all of their certificates, licenses and permits, if any.

II. Item (3) of Article 2.17 shall be revised as follows:

After the completion of all matters of the reorganization described in Exhibit 3 hereto, Yuanbo Education will own 100% of the founder’s and investor’s interest in Jiaxing Qing An Kindergarten, Wuxi City Binhu District Qing An Little Cambridge Kindergarten, Jiaxing City Nanhu District Qing An Little Cambridge Kindergarten, Jiaxing Qing An Xiu Cheng Kindergarten, Jiaxing Qing An Little Harvard Kindergarten, Shaoxing City Yuecheng District Victoria Kindergarten, Haining City Qing An Kindergarten, Shanghai Jinshan District Private-Run Little Oxford Kindergarten, Jiaxing City Xiuzhou Experimental Kindergarten, Deqing County Green-City Qing An Kindergarten, Haiyan County Qing An Yijia Garden Kindergarten, Tongxiang City Qing An Happy Kids Kindergarten, Wuxi City Binhu District Qinxin Experimental Kindergarten, Tongxiang City Huali Kindergarten, and Tongxiang City Qing An Little Oxford Kindergarten, and will have the right to legally and validly obtain reasonable return from the early childhood educational institutions mentioned above.

Article 5	Continuous Performance and Carry out of Closing

I. Progress of the performance of pre-closing obligations and continuous performance

The parties confirm that as of the date hereof, the performance by the parties (as obligor) of their pre-closing obligations as required by the Investment Agreement, the Supplemental Agreement (1) to the Investment Agreement and this Supplemental Agreement shall be the same as shown in an exhibit hereto. The parties agree that the relevant obligors shall perform completely any uncompleted obligations within the completion time as promised in accordance with the requirements of the exhibit hereto. In the event that such obligations cannot be performed completely at that time, the party who claims a right over such obligations shall have an option to terminate or discharge the agreements and demand the other party to make compensations for damages arising therefrom.

II. Carrying out the Closing

Although some of the pre-closing obligations under the Investment Agreement, the Supplemental Agreement (1) to the Investment Agreement and this Supplemental Agreement have not been completely performed or fail to perform on time, the parties agree to carry out the closing in an amount and according to procedures as specified in the above agreements.

However, the relevant parties agree that the closing will not have any effect on their rights to pursue the liabilities for breach of the agreements as specified therein and to obtain the compensations for losses due to the failure on the part of the relevant obligors to complete or to complete on time any pre-closing obligations, nor shall it be deemed as a waiver of such rights.

Article 6	Miscellaneous

(1) This Supplemental Agreement (II) is an integral part of the Investment Agreement. Unless as amended in this Supplemental Agreement (II), the Investment Agreement and any Exhibits thereto and the Supplemental Agreement (I) shall remain unchanged.

This Supplemental Agreement (II) shall become effective once it is signed by the parties.

Article 7	This Supplemental Agreement (II) is executed in ten originals. Noah shall keep two originals, and the Original Shareholders and Yuanbo Education shall keep eight originals. All of them shall have the same legal effect.

(The remainder of this page is intentionally left blank.)

[This page, which is intentionally left blank, is the signature page of the Supplemental Agreement (II) to the Investment Agreement for Noah.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Agreement (II) to be duly executed by their respective duly authorized representatives on the day first above written.

Noah Educational Technology (Shenzhen) Co., Ltd. (Chop)

[Chop of Noah Educational Technology (Shenzhen) Co., Ltd. is affixed]

Authorized Representative: /s/ Jerry He

[This page, which is intentionally left blank, is the signature page of the Supplemental Agreement (II) to the Investment Agreement for Yuanbo Education.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Agreement (II) to be duly executed by their respective duly authorized representatives on the day first above written.

Shanghai Yuanbo Education Information and Consulting Corporation, Ltd. (Chop)

[Chop of Shanghai Yuanbo Education Information and Consulting Corporation, Ltd. is affixed]

Authorized Representative: /s/ Li Cao

[This page, which is intentionally left blank, is the signature page of the Supplemental Agreement (II) to the Investment Agreement for the Zhengan Chen.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Agreement (II) to be duly executed by their respective duly authorized representatives on the day first above written.

Zhengan Chen

/s/ Zhengan Chen

[This page, which is intentionally left blank, is the signature page of the Supplemental Agreement (II) to the Investment Agreement for the Original Shareholders.]

IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Agreement (II) to be duly executed by their respective duly authorized representatives on the day first above written.

Li Cao, with ID card number: 33010619701120006X

/s/ Li Cao

Rongda Liu, with ID card number: 02508398

/s/ Rongda Liu